March 27, 2012

Jay Mumford

Amanda Ravitz

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20459

Re:

OICco Acquisition I, Inc.

Post-Effective Amendment No. 3 to Form S-1

Filed February 28, 2012

File No. 333-162084

Dear Ms. Ravitz,

Please find attached the Registrants response to your comment letter of March 15, 2012.

1. We note your response to comment 1. At this time, you have not filed any of the required periodic or current reports under Section 15(d) of the Securities Exchange Act of 1934. Please note that we will not be in a position to declare your post-effective amendment to your registration statement effective until you have fulfilled your reporting obligations.

10Q’s are being reviewed by the auditors for filing.

2. As the OTC Bulletin Board is not listed as a national securities exchange under Section 6(a) of the Securities Exchange Act, it is unclear why you filed a Form 8-A seeking to register securities pursuant to Section 12(b). Please tell us how you intend to proceed with such Form 8-A filing.

As the Registrant is exempt from the reporting requirements of Section 15 due to having fewer than 300 shareholders, it is necessary to file the Form 8A to become an issuer required to file reports as this is one of the requirements for listing on the OTCBB.

3. We note your response to prior comment 2 and your statement regarding your MD&A. However, it does not appear that you have added the disclosure required by Item 303 of Regulation S-K regarding the registrant and the companies being acquired. Please provide such disclosure.

Additional disclosure added to MD & A as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section must be read in conjunction with the Audited Financial Statements included in this prospectus.

PLAN OF OPERATION

OICco Acquisition I, Inc. was incorporated on July 24, 2009.

The Registrant intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Registrant has no acquisitions in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's sole officer, director, promoter nor any affiliates thereof have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

The Company will obtain audited financial statements of a target entity and reconfirmation offering prior to the consummation of the merger/acquisition. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to considering such a transaction. These assurances consist mainly of financial statements. The Company will also examine business, occupational and similar licenses and permits, physical facilities, trademarks, copyrights, and corporate records including articles of incorporation, bylaws and minutes if applicable. In the event that no such assurances and audited statements are provided the Company will not move forward with a combination with this target. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents.

The Registrant has no full time employees. The Registrant's officer has agreed to allocate a portion of his time to the activities of the Registrant, without compensation. Management anticipates that the business plan of the Company can be implemented by our officer devoting approximately 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "DIRECTORS, EXECUTIVE OFFICERS"

The Company is filing this registration statement on a voluntary basis because the primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Registrant.

GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will upon effectiveness be required to file periodic reports as required by Item 15(d) of the Exchange Act and also the Company  intends to file a Form 8A registering the company under Section 12G of the Exchange Act within 5 business days of the effectiveness of this registration statement. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

One of the methods the Company will use to find potential merger or acquisition candidates will be to run classified ads in the Wall Street Journal and similar publications periodically seeking companies which are looking to merge with a public shell. Other methods included personal contacts and contacts gained through social networking. There is no evidence showing that these methods of identifying a suitable merger opportunity will be successful.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the time required to conduct an initial public offering. The time factor can vary widely (could be as short as a month or take several years for example) and is unpredictable. A business combination with The Company may eliminate some of those unpredictable variables as the initial review process on a large active business could easily extend over a period of a year or more requiring multiple audits and opinions prior to clearance (a registration statement requires financials current within 135 days of the effectiveness of the registration statement, year end audits are required annually and an opinion letter for a registration can go stale---which could result in multiple audits and opinion letters on a large filing which may take over a year for effectiveness. On the other hand a business combination with the Company may raise other variables such as the history of the Company having been out of the targets control and knowledge. Thus they have to rely on the representations of the Company in their future filings and decisions. In addition, the additional step of a business combination may increase the time necessary to process and clear an application for trading. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. If an entity is deemed a Shell Company the 8-K which must be filed upon the completion of a merger or acquisition requires all of the information normally disclosed in the filing of a Form 10. This would include audited financial statements, description of business, officer and director information and MD & A. In addition, once an acquisition is complete 10Q’s have to be filed quarterly, 10K’s annually and 8K upon the occurrence of any material change. Depending upon the size of the company these costs could easily reach into the hundreds of thousands of dollars. Once deemed a Shell Company, Rule imposes additional restrictions on securities sought to be sold or traded under Rule 144. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officer and director of the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's sole officer and shareholder. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management will meet personally with management and key personnel of the business opportunity as part of his investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merger with any company for which audited financial statements cannot be obtained.

Management of the Company, while not experienced in matters relating to the new business of the Company, will rely upon his own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholder of the Company will no longer be in control of the Company. In addition, the Company's director may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

It is anticipated that the Company's principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction at a price not to exceed $0.02 per share. Mr. Sisk may not sell any shares at less than $0.02 per share even if other shareholders are offered less than that amount. No transfer or sales of any shares held in escrow shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended (26 U.S.C. 1 et seq.), or Title 1 of the Employee Retirement Income Security Act (29 U.S.C. 1001 et seq.), or the rules thereunder. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax- free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code").

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated herein above, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements. The Company will need to file such audited statements as part of its post effective amendment (reconfirmation). The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of an agreement for a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). The company also has to file its Post Effective amendment upon the signing of a merger/acquisition agreement. If such audited financial statements are not available within time parameters necessary to insure the Company's compliance with the requirements of the 33 and 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents the Company will not proceed with the transaction or post effective amendment/reconfirmation offering.

The Company's sole officer and shareholder has verbally agreed that he will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. He has also agreed that such advances will be made interest free without expectation of repayment. There is no dollar cap on the amount of money which he may advance to the Company. The Company will not borrow any funds from anyone for the purpose of repaying advances made by the shareholder, and the Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

The Board of Directors has passed a resolution which prohibits the Company from completing an acquisition or merger with any entity in which the Company's sole Officer, Director and principal shareholder or his affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy, through their own initiative may be changed.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

RESULTS OF OPERATIONS

The Company has achieved no revenue or profits to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The Company incurred a net loss of approximately $5,065 for the three months ended Sept. 30, 2011, compared with a net loss of $4,558 for the three months ended Sept. 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception the Company has had limited operating capital, and has relied heavily on debt and equity financing.

The financial statements as of and for the period ended on Sept. 30, 2011 expressed their substantial doubt as to the Company's ability to continue as a going concern. Without additional capital, it is unlikely that the Company can continue as a going concern. The Company plans to raise operating capital via debt and equity offerings. However, there are no assurances that such offerings will be successful or sufficient to fund the operations of the Company. In the event the offerings are insufficient, the Company has not formulated a plan to continue as a going concern. Moreover, if such offerings are successful, they may result in substantial dilution to the existing shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—LIBERTY

RESULTS OF OPERATIONS

The Company has achieved minimal revenue and profits to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The Company incurred a net loss of approximately $390,938 for the three months ended Sept. 30, 2011, compared with a net loss of $77,363 for the three months ended Sept. 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception the Company has had limited operating capital, and has relied heavily on debt and equity financing.

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading, or seeking protection from creditors pursuant to laws or regulations. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

Management expects to continue converting and selling electrical vehicles. Currently the Company has yet to establish a stable sales channel. Management is not currently limiting the Company’s development in Europe only. It is looking to expand its contract with customers from as far as China. Management, while not especially experienced in matters relating to public company management, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company’s shareholders, in accomplishing the business purposes of the Company.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

During the next year, the Company’s foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and making the requisite filings with the Securities and Exchange Commission, and the payment of expenses associated with research and development. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, it has mostly relied upon internally generated funds and funds from the sale of shares of stock to finance its operations and growth. Management may raise additional capital through future public or private offerings of the Company’s stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company’s failure to do so could have a material and adverse affect upon it and its shareholders.

In the past year, the Company funded operations by using cash proceeds received through government grants, consultancy income, related party loans, and the issuance of common stock. For the coming year, the Company plans to continue to fund the Company through government grants, consultancy income, debt and securities sales and issuances until the company generates enough revenues through the operations as stated above.

Furthermore, the company spent a number of years reviewing opportunities in the electric vehicle sector before joining the Electric Vehicle Accelerated Development in the North East (Evadine) project on June 1, 2009. The United Kingdom Department for Transport expect that sales of electric vehicles (EVs) and plug in hybrid vehicles (PHEVs) in the UK could reach 1,500,000 by 2030, and the Evadine project is one of several to act as a trailblazer prior to wider scale adoption of electric vehicles across the UK.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—IMPERIAL

RESULTS OF OPERATIONS

The Company has achieved no revenue and profits to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The Company incurred a net loss of approximately $70 for the period from inception to October 15, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception the Company has had limited operating capital, and has relied heavily on debt and equity financing.

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading, or seeking protection from creditors pursuant to laws or regulations. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

Management expects to continue converting and selling electrical vehicles. Currently the Company has yet to establish a stable sales channel. Management is not currently limiting the Company’s development in the U.S. only. It is looking to expand its contract with customers from as far as Europe and China. Management, while not especially experienced in matters relating to public company management, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company’s shareholders, in accomplishing the business purposes of the Company.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

During the next year, the Company’s foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and making the requisite filings with the Securities and Exchange Commission, and the payment of expenses associated with research and development. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, it has mostly relied upon internally generated funds and funds from the sale of shares of stock to finance its operations and growth. Management may raise additional capital through future public or private offerings of the Company’s stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company’s failure to do so could have a material and adverse affect upon it and its shareholders.

In the past, the Company funded operations by using cash proceeds received through related party loans and the issuance of common stock. For the coming year, the Company plans to continue to fund the Company through debt and securities sales and issuances until the company generates enough revenues through the operations as stated above.

Part I: Information Required in Prospectus, page 4

4. We note your response to prior comment 5 and your added disclosure. However, please revise this section to include a quantified discussion of the net losses and revenues of the companies to be acquired. Please also revise to highlight any going concern language in the auditor’s reports for the companies to be acquired.

Additional disclosure added as follows:

LIBERTY

RESULTS OF OPERATIONS

The Company has achieved minimal revenue and profits to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The Company incurred a net loss of approximately $390,938 for the three months ended Sept. 30, 2011, compared with a net loss of $77,363 for the three months ended Sept. 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception the Company has had limited operating capital, and has relied heavily on debt and equity financing.

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading, or seeking protection from creditors pursuant to laws or regulations. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

Management expects to continue converting and selling electrical vehicles. Currently the Company has yet to establish a stable sales channel. Management is not currently limiting the Company’s development in Europe only. It is looking to expand its contract with customers from as far as China. Management, while not especially experienced in matters relating to public company management, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company’s shareholders, in accomplishing the business purposes of the Company.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

During the next year, the Company’s foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and making the requisite filings with the Securities and Exchange Commission, and the payment of expenses associated with research and development. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, it has mostly relied upon internally generated funds and funds from the sale of shares of stock to finance its operations and growth. Management may raise additional capital through future public or private offerings of the Company’s stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company’s failure to do so could have a material and adverse affect upon it and its shareholders.

In the past year, the Company funded operations by using cash proceeds received through government grants, consultancy income, related party loans, and the issuance of common stock. For the coming year, the Company plans to continue to fund the Company through government grants, consultancy income, debt and securities sales and issuances until the company generates enough revenues through the operations as stated above.

Furthermore, the company spent a number of years reviewing opportunities in the electric vehicle sector before joining the Electric Vehicle Accelerated Development in the North East (Evadine) project on June 1, 2009. The United Kingdom Department for Transport expect that sales of electric vehicles (EVs) and plug in hybrid vehicles (PHEVs) in the UK could reach 1,500,000 by 2030, and the Evadine project is one of several to act as a trailblazer prior to wider scale adoption of electric vehicles across the UK.

IMPERIAL

RESULTS OF OPERATIONS

The Company has achieved no revenue and profits to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The Company incurred a net loss of approximately $70 for the period from inception to October 15, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception the Company has had limited operating capital, and has relied heavily on debt and equity financing.

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading, or seeking protection from creditors pursuant to laws or regulations. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

Management expects to continue converting and selling electrical vehicles. Currently the Company has yet to establish a stable sales channel. Management is not currently limiting the Company’s development in the U.S. only. It is looking to expand its contract with customers from as far as Europe and China. Management, while not especially experienced in matters relating to public company management, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company’s shareholders, in accomplishing the business purposes of the Company.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

During the next year, the Company’s foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and making the requisite filings with the Securities and Exchange Commission, and the payment of expenses associated with research and development. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, it has mostly relied upon internally generated funds and funds from the sale of shares of stock to finance its operations and growth. Management may raise additional capital through future public or private offerings of the Company’s stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company’s failure to do so could have a material and adverse affect upon it and its shareholders.

In the past, the Company funded operations by using cash proceeds received through related party loans and the issuance of common stock. For the coming year, the Company plans to continue to fund the Company through debt and securities sales and issuances until the company generates enough revenues through the operations as stated above.

Information with Regard to the Acquisition Candidates, page 10

5. Your revised disclosure in response to comment 1 remains unclear in describing the current operations of your businesses to be acquired. Please revise your disclosure about your business and the businesses of your acquisition candidates to clearly disclose the products and services each business currently sells and provides and how they earn revenue. To the extent any of the products or services you have described are in development, please revise to clearly disclose so, and to the extent these companies have not yet generated revenues from any of these projects, please revise to clearly disclose so.

Additional disclosure added as follows:

What Liberty does

Liberty automotive group

- **Liberty ecare** — Repairs and services electric vehicles from Coventry and London operations in the UK and in various EU countries
- **Liberty etech** — Provides development services to OEM's and Consortiums for technology related to Electric vehicles
- **emperial** — Designs, manufactures, and sells Limousines including electric versions

www.liberty-autogroup.com 2

Liberty Electric Cars Limited’s sources of revenue

Grant Income

Revenue:

Grant monies generated from projects operated by UK or European Governmens e.g. Evadine project is one of only 8 projects across the UK to have won funding through the Technology Strategy Board’s Ultra Low Carbon Vehicle Demonstrator Program. It will see 44 brand new all electric vehicles on trial across the North East region from September 2010. Liberty Electric Cars provided two zero Emission Range Rovers to the program.

Recognition:

Grant income is not recognized until grant claim has been submitted and approved by Government representatives.

E-Tech

Revenue:

E-Tech income is generated by providing third parties with consultancy advice on matters pertaining to Electric vehicles.

Recognition:

Revenues from consultancy services are recognized only when all services have been rendered and collectability is reasonably assured.

E-Care

Revenue:

E-Care provides maintenance, repair, and overhaul services to third parties who own electric vehicles.

Recognition:

Revenues from maintenance, repair, and overhaul services are recognized once the work is complete and the customer is satisfied.

Imperial’s sources of revenue

Revenue:

Imperial build and sell custom automobiles which meet customer expectations.

Recognition:

Revenues from services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectability is probable. In circumstances when these criteria are not met, revenue recognition is deferred until resolution occurs.

Legal Proceedings, Property, page 25

6. We note your statement in your response to comment 2. Please confirm that Liberty Electric Cars Ltd. and Imperial Automotive Group, Inc. are not involved in legal proceedings that would require disclosure under Item 103 of Regulation S-K. Also, please disclose the information required by Item 102 of Regulation S-K for all your material properties and the material properties of Liberty Electric Cars Ltd. and Imperial Automotive Group, Inc and your office leases. Further, please revise to include the information required by Item 403 and 404 of Regulation S-K regarding Security Ownership of Certain Beneficial Owners and Management and Certain Relationships and Related Transactions, for Liberty Electric Cars Ltd. and Imperial Automotive Group, Inc.

Disclosure added that neither Liberty Electric Cars, Ltd. nor Imperial Automotive Group, Inc. are involved in legal proceedings that would require disclosure under Item 103 of Regulation S-K.  Leases added as Exhibits.

Security Ownership and Certain Relationship sections added for the acquisition candidates as follows:

Security Ownership—Liberty Electric Cars, Ltd.

The following table shows the share ownership of all officers and directors of the corporation along with any holders of 5% or more.

Name	Number of Shares	% of Outstanding
Barry Shrier	9,732,412	32.74%
Hobbers, Inc.	2,243,059	7.55%
Epio Holding	4,969,293	16.72%
TOO Firma Akterek	2,321,536	7.81%
Ian Hobday	2,000,000	6.73%
Thomas West Investments, Ltd.	2,850,202	9.58%

Security Ownership—Imperial Automotive Group, Inc.

The following table shows the share ownership of all officers and directors of the corporation along with any holders of 5% or more.

Name	Number of Shares	% of Outstanding
Gary Spaniak, Sr.	1,000,000	100%

Financial Statements

7. Please refer to our prior comment 8. While your response indicates that you have updated your financial statements, it does not appear that you have updated your filing to include audited financial statements for the most recently completed fiscal year December 31, 2011 as required by Rule 8-08 of Regulation S-X. In this regard, please update your filing to include audited financial statements for the most recently completed fiscal year December 31, 2011 and all other prior annual periods required by Rule 8-02 and 8-04 of Regulation S-X, as applicable. Please update the financial statements of all entities presented in your filing (i.e. OICco Acquisition I, Inc., Liberty Electric Cars Limited, and Imperial Automotive Group, Inc.).

The auditors are currently reviewing and updating the financials as required and these will be filed with an amended POS AM upon completion.

Unaudited Pro Forma Combined Financial Information, page F-21

8. Please refer to our prior comment 15. As previously indicated, a pro forma balance sheet giving effect to the transaction should be presented as of the end of the most recent period for which a balance sheet of the registrant is required. In this regard, please revise your pro forma financial statements to present them as of December 31, 2011, the date of the most recent financial statements required. See Rule 8-05 of Regulation S-X for guidance. Also, note this comment applies to the pro forma information provided for the acquisition of Imperial that is presented on page F-23.

The auditors are currently reviewing and updating the financials as required and these will be filed with an amended POS AM upon completion.

Financial Statements of Liberty Electric Car Limited, page F-25

9. We note that you have removed the audited financial statements of Liberty from this filing. As requested in the above comment, please update your filing to include audited financial statements for the most recently completed fiscal year December 31, 2011 and all other prior annual periods required by Rule 8-04 of Regulation S-X. In this regard, please ensure that the notes to the financial statements are also updated accordingly.

The auditors are currently reviewing and updating the financials as required and these will be filed with an amended POS AM upon completion.

Note 1 – Summary of Significant Accounting Policies, page F-31

Revenue Recognition, page F-32

10. Please refer to our prior comment 18. Despite your response that this disclosure will be revised, we continue to note your disclosure that the company has been in the development stage since inception and has no operations to date, and the company currently does not have a means for generating revenue. This disclosure does not appear to be consistent with your proposed disclosure as provided in your response to our prior comment 18 and with the related financial statements presented. As previously requested, please revise to disclose Liberty’s current revenue recognition policy.

The auditors are currently reviewing and updating the financials as required and these will be filed with an amended POS AM upon completion.    Also please see Response 5 above.

Financial Statements of Imperial Automotive Group, Inc., page F-39

11. Please refer to our prior comment 19. We note from your response that you will revise your footnote to clearly indicate the date Imperial has adopted as its fiscal year end, but we do not see such disclosure. Please revise to disclose the date Imperial has adopted as its fiscal year end.

The auditors are currently reviewing and updating the financials as required and these will be filed with an amended POS AM upon completion.

12. Additionally, we note from your response to our prior comment 19 that Imperial has adopted a fiscal year end of December 31. As requested in the above comment, please update your filing to include audited financial statements as of and for the period ending December 31, 2011 (i.e. Imperial’s fiscal year end).

The auditors are currently reviewing and updating the financials as required and these will be filed with an amended POS AM upon completion.

Item 15 – Recent Sales of Unregistered Securities, page II-I

13. Please revise to provide the information required by Item 701 of Regulation S-K for the companies to be acquired.

Information regarding sales of securities within the last 2 years added as follows:

Liberty:

On various dates in 2010, the Company has issued through private placement a total of 1,275,509 shares of common stock at the par value of $.000015 in exchange for $775,276 (after currency translation) resulting $20 in common stock and $775,256 as additional paid-in capital.

Imperial:

On October 13, 2011, one million (1,000,000) shares of common stock was issued for cash consideration in the amount of $100 to the Company’s sole officer.

Exhibits

14. We note your response to prior comment 2 regarding the exhibits. Please tell us where you have filed the exhibits. Please also tell us why you have not filed the following exhibits:

•

The exchange agreement with Liberty Electric Cars Ltd.;

•

The exchange agreement with Imperial Automotive Group, Inc.;

•

The agreement governing Evandine project on page 10;

•

The agreement with Navistar LLC on page 10;

•

Your material lease agreements; and

•

The agreement governing Liberty Electric Car Ltd.’s investment in the Avid Group.

Additional Exhibits added.

Exhibit 23.1

15. Please refer to your response to our prior comment 21. While your response indicates that the auditors’ consent has been revised to address our prior comment 21, we are unable to locate such consent. Please provide a currently dated and signed consent from your auditors that include such revisions with your next amendment.

Current dated and signed consent form attached.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk, President

OICco Acquisition I, Inc.